UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC
(Name of Subject Company (Issuer))
Life Settlement Liquidity Option, LLC
(Offeror)

Anchorage Illiquid Opportunities Master VI (B), L.P.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer, or other person)
Position Holder Trust Interests
IRA Partnership Interests
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Jason Cohen
Anchorage Capital Group, L.L.C.
610 Broadway
New York, New York 10012
(212) 432-4600
(Name, Address, and Telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212)715-9100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$50,000,000	$6,060

*
For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 150,375,940 issued and outstanding interests of Life Partners Position Holder Trust and 225,563,910 issued and outstanding interests of Life Partners IRA Holder Partnership, LLC at the maximum tender offer price of  $0.133 per Interest.

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, effective October 1, 2018. Such fee equals .0001212 of the transaction value. Fee was previously paid on November 13, 2018 in connection with the filing for the Schedule TO with respect interests in Life Partners Position Holder Trust, an affiliate of Life Partners IRA Holder Partnership, LLC.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13E-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offers by Life Settlement Liquidity Option, LLC, a Delaware limited liability company (“Offeror”), to purchase up to 150,375,940 of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Trust”), and up to 225,563,910 of the outstanding IRA Partnership Interests (the “Partnership Interests,” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (the “Partnership”). The tender offers are being made at a price per Trust Interest or Partnership Interest, as applicable, of  $0.133, net to the seller in cash, without interest thereon, less any applicable withholding taxes and less the amount of any dividends, distributions and other remittances paid by the Trust or the Partnership, as applicable, based upon a record date occurring from the date hereof until the date and time the Trust Interests and the Partnership Interests are accepted for payment. The tender offers are subject to the conditions set forth in the Offer to Purchase, dated November 13, 2018 (the “Offer to Purchase”), and in the related Assignment Forms (the “Assignment Forms”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.” While for convenience the offer to purchase the Trust Interests and the offer to purchase the Partnership Interests are referred to together as constituting the Offer, the two offers are separate. Each offer is subject to a separate maximum number of Interests that Offeror is offering to purchase, and each will be separately prorated if it is oversubscribed, without regard to subscriptions tendered in the other offer.
Anchorage Illiquid Opportunities Master VI (B), L.P., a Cayman Islands exempted limited partnership (“Parent”), directly owns all issued and outstanding equity interests in Offeror. Anchorage Capital Group, L.L.C., a Delaware limited liability company, is the investment manager of Parent and Offeror.
The Offer is being commenced on the date hereof by mailing the Offer to Purchase and the Assignment Forms to each holder of Trust Interests and Partnership Interests at their respective addresses as they appear on the books and records of the Trust or Partnership, as applicable.
The information set forth in the Offer to Purchase and the Assignment Forms, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) and (a)(1)(C) to this Schedule TO, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.
Item 12.   Exhibits
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 13, 2018.
(a)(1)(B)	Assignment Form for Position Holder Trust Interests.
(a)(1)(C)	Assignment Form for IRA Partnership Interests.
(a)(1)(D)	Letter to Holders of Position Holder Trust Interests of Life Partners Position Holder Trust.
(a)(1)(E)	Letter to Holders of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.
(a)(1)(F)	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement — Tender Offer, dated November 13, 2018, between Life Settlement Liquidity Option, LLC, Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC.
(g)	None.
(h)	None.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

Signatures
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018	LIFE SETTLEMENT LIQUIDITY OPTION, LLC
	By:	Anchorage Capital Group, L.L.C., as investment manager
	By:	/s/ Jason A. Cohen Name: Jason A. Cohen Title: Secretary
ANCHORAGE ILLIQUID OPPORTUNITIES MASTER VI (B), L.P.
	By:	Anchorage Capital Group, L.L.C., as investment manager
	By:	/s/ Jason A. Cohen Name: Jason A. Cohen Title: Secretary

EXHIBIT INDEX
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 13, 2018.
(a)(1)(B)	Assignment Form for Position Holder Trust Interests.
(a)(1)(C)	Assignment Form for Position Holder Trust Interests.
(a)(1)(D)	Letter to Holders of Position Holder Trust Interests of Life Partners Position Holder Trust.
(a)(1)(E)	Letter to Holders of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.
(a)(1)(F)	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement — Tender Offer, dated November 13, 2018, between Life Settlement Liquidity Option, LLC and Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC.
(g)	None.
(h)	None.